Jacob Funds Inc.
c/o Jacob Asset Management of New York LLC
653 Manhattan Beach Blvd. #J
Manhattan Beach, CA 90266

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin, 53202

December 31, 2009

Via E-mail to lhatch@sec.gov and EDGAR Transmission

  Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Jacob Funds Inc.
Registration Statement on Form N-1A (File Numbers: 333-82865 and 811-09447)
Request for Acceleration

Ladies and Gentlemen:

On behalf of Jacob Funds Inc. and its principal underwriter, Quasar Distributors, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement be accelerated to Thursday, December 31, 2009, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration.  Please contact Taylor Brody at (215) 564-8071 or Michael P. O’Hare at (215) 564-8198 if you have any questions or need further information.

/s/Ryan I. Jacob                                                                                              /s/ Teresa Cowan
Name:  Ryan I. Jacob                                                                                     Name:  Teresa Cowan
Title:    President                                                                                            Title:  Vice President
Jacob Funds Inc.                                                                                            Quasar Distributors, LLC

cc:   Michael P. O’Hare
        Taylor Brody